PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(2)
(To prospectus dated December 31, 1998)           Registration No. 333-59339 and
                                                      Registration No. 333-68563


                               12,500,000 Shares

                           Stewart Enterprises, Inc.

[LOGO OF
STEWART ENTERPRISES, INC.     Class A Common Stock
APPEARS HERE]

                               ----------------

  We are offering and selling 11,850,000 shares of our Class A Common Stock, and a shareholder (the "Selling Shareholder") is offering and selling 650,000 shares of our Class A Common Stock. We will not receive any proceeds from the sale by the Selling Shareholder.

  Our Class A Common Stock is traded under the symbol "STEI" on the Nasdaq National Market. The last reported sale price on January 27, 1999, was $16.8125 per share. See "Price Range of Common Stock and Dividend Policy."

  We have two classes of common stock, Class A and Class B. The holders of Class A and Class B Common Stock have essentially identical rights, except that holders of Class A Common Stock have one vote per share and holders of Class B Common Stock have ten votes per share. The Class B Common Stock may be transferred only to certain transferees, but is convertible at any time into an equal number of shares of Class A Common Stock. The Class A Common Stock is freely transferable and not convertible.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus supplement and base prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                             Per
                                                            Share     Total
                                                            ------ ------------
Public offering price...................................... $16.75 $209,375,000
Underwriting discount...................................... $ 0.67 $  8,375,000
Proceeds to Stewart Enterprises, Inc....................... $16.08 $190,548,000
Proceeds to Selling Shareholder............................ $16.08 $ 10,452,000

                               ----------------

  Under certain circumstances, the underwriters may purchase from us and the Selling Shareholder up to 1,875,000 additional shares of Class A Common Stock at the public offering price less the underwriting discount, solely to cover over-allotments.

  The underwriters are severally underwriting the shares being offered. The underwriters are offering the shares when, as and if delivered to and accepted by them, subject to various prior conditions, including their right to reject orders in whole or in part. The underwriters expect to deliver the shares in exchange for payment in New York, New York on February 2, 1999.

                               ----------------

Bear, Stearns & Co. Inc.
                              Merrill Lynch & Co.
                                                   Johnson Rice & Company L.L.C.

                               ----------------

          The date of this prospectus supplement is January 27, 1999.

  Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Common Stock, including over-allotment, stabilizing and short-covering transactions and the imposition of penalty bids. Certain persons participating in this offering may also engage in passive market making transactions in our Class A Common Stock. See "Underwriting."

                         PROSPECTUS SUPPLEMENT SUMMARY

  This summary highlights certain information contained elsewhere in this prospectus supplement, the base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus as described under the heading "Where You Can Find More Information." To fully understand this offering, you should read all of these documents.

                                  The Company

  We are the third largest provider of funeral and cemetery products and services in the death care industry in North America. We provide a complete range of death care products and services both at and prior to the time of need. We are also a leader in the industry's trend toward consolidation.

  From November 1, 1991 through December 31, 1998, we have grown from 43 funeral homes and 29 cemeteries in six states to 575 funeral homes and 143 cemeteries in 29 states, Puerto Rico and 10 foreign countries. Our growth in terms of number of properties has been principally through acquisitions. Our acquisition activity from November 1, 1997 through December 31, 1998, consisted of the following:

  . In fiscal year 1998, we acquired 153 funeral homes and nine cemeteries for an aggregate purchase price of approximately $266.3 million

  . From November 1, 1998 through December 31, 1998, we acquired, or entered into letters of intent or definitive agreements to acquire, 54 funeral homes and 26 cemeteries for an aggregate purchase price of $196.6 million

  We believe that we operate one or more of the premier death care facilities in each of our principal markets. We also believe that we are an industry leader in the marketing and sale of prearranged funeral and cemetery services and products.

  Generally, we integrate the operations of funeral homes and cemeteries that are located close to each other, which we refer to as "clusters," in order to achieve operating efficiencies. We also create combined operations by building funeral homes on our cemetery properties and operating both facilities together. We have entered into several partnerships with unaffiliated cemetery operators which allow us to build and operate a funeral home on the cemetery's grounds. These arrangements enable us to realize the benefits of a combined facility without having to make a capital investment in the cemetery.

  We have an experienced management team, many of whom joined us through acquisitions. Our decentralized organizational structure allows our local funeral home directors and cemetery managers to best serve the needs of their particular markets.

  Our ultimate goal is to enhance shareholder value. To achieve this goal, we have three principal objectives:

  . Provide the highest level of quality, service and value to each family we serve

  . Attract, retain and reward highly qualified individuals to operate our businesses

  .  Provide an above average and sustainable return to our shareholders

  The Stewart family founded our business in 1910, and we were incorporated as a Louisiana corporation in 1970. The address and phone number of our principal executive offices is:

                        110 Veterans Memorial Boulevard
                           Metairie, Louisiana 70005
                                 (504) 837-5880

                                  The Offering

Securities offered..........  11,850,000 shares of Class A Common Stock by us
                                 650,000 shares of Class A Common Stock by the
                              Selling Shareholder

Common Stock outstanding
 prior to the offering......  94,522,739 shares of Class A Common Stock
                               3,555,020 shares of Class B Common Stock

Common Stock to be
 outstanding after the
 offering...................  106,372,739 shares of Class A Common Stock
                                3,555,020 shares of Class B Common Stock

Rights of holders of Class
 A and Class B Common
 Stock:

 .Voting rights.............  Class A: one vote per share
                              Class B: ten votes per share

 .Other rights..............  The other rights of holders of Class A and Class
                              B Common Stock are essentially identical, except that the Class B Common Stock may be transferred only to certain persons and is convertible at any time into an equal number of shares of Class A Common Stock. The Class A Common Stock is freely transferable and not convertible.

Significant Shareholder:

 .Prior to the offering.....  As of December 31, 1998, Frank B. Stewart, Jr.,
                              the chairman of our board of directors,
                              beneficially owned 7,743,934 shares
                              (approximately 8.2%) of our Class A Common Stock, including the shares being offered by the Selling Shareholder, and 3,555,020 shares (100%) of our Class B Common Stock. Because holders of Class B Common Stock have ten votes per share, Mr. Stewart held approximately 33.3% of the voting power attributable to our common stock as of December 31, 1998.

 .After the offering........  Mr. Stewart will own 7,093,934 shares
                              (approximately 6.7%) of our Class A Common Stock and 3,555,020 shares (100%) of our Class B Common Stock, and will hold approximately 30.1% of the voting power attributable to our common stock.

Use of Proceeds.............  We will use the net proceeds received by us to fund our continuing acquisition program and for general corporate purposes. Pending use for such purposes, we will use the net proceeds to repay debt or to invest in short-term interest bearing securities.

Nasdaq National Market
Symbol......................  STEI

                      Summary Financial and Operating Data
                (Dollars in thousands, except per share amounts)

  The balance sheet data set forth below as of October 31, 1997 and 1998 and the statement of earnings data for each of the years in the three-year period ended October 31, 1998 are derived from audited financial statements that are incorporated into this prospectus supplement and base prospectus by reference to our most recent report on Form 10-K. The balance sheet data as of October 31, 1994, 1995 and 1996 and the statement of earnings data for the years ended October 31, 1994 and 1995 are derived from audited financial statements that are not included in, or incorporated by reference into, this prospectus supplement or base prospectus.

                                  Year Ended October 31, (1)
                         ---------------------------------------------------
                           1994      1995         1996      1997      1998
                         --------  --------     --------  --------  --------
Statement of Earnings
 Data:
Revenues:
 Funeral................ $116,266  $188,991     $225,461  $291,649  $379,095
 Cemetery...............  138,092   179,831      207,926   240,937   269,270
                         --------  --------     --------  --------  --------
 Total revenues.........  254,358   368,822      433,387   532,586   648,365
Gross profit:
 Funeral................   31,785    55,309       72,239    89,235   118,426
 Cemetery...............   25,812    34,434       45,879    67,937    77,558
                         --------  --------     --------  --------  --------
 Total gross profit.....   57,597    89,743      118,118   157,172   195,984
Corporate general and
 administrative
 expenses...............   (8,157)  (11,113)     (14,096)  (15,402)  (16,621)
                         --------  --------     --------  --------  --------
Operating earnings
 before performance-
 based stock options....   49,440    78,630      104,022   141,770   179,363
Performance-based stock
 options................       --   (17,252)          --        --   (76,762)
                         --------  --------     --------  --------  --------
Operating earnings......   49,440    61,378 (2)  104,022   141,770   102,601 (3)
Interest expense........   (8,877)  (22,815)     (26,051)  (38,031)  (43,821)
Investment and other
 income.................    1,635     2,937        4,104     2,738     6,184
                         --------  --------     --------  --------  --------
Earnings before income
 taxes and cumulative
 effect of change in
 accounting principles.. $ 42,198  $ 41,500 (2) $ 82,075  $106,477  $ 64,964 (3)
                         ========  ========     ========  ========  ========
Earnings before
 cumulative effect of
 change in accounting
 principles............. $ 27,253  $ 26,145 (2) $ 51,297  $ 69,742  $ 41,902 (3)
Cumulative effect of
 change in accounting
 principles (net of
 $2,230 income tax
 benefit) (1)...........       --        --           --    (2,324)       --
                         --------  --------     --------  --------  --------
Net earnings............ $ 27,253  $ 26,145 (2) $ 51,297  $ 67,418  $ 41,902 (3)
                         ========  ========     ========  ========  ========
Per Share Data: (4)
Basic earnings per
 share:
 Earnings before
  cumulative effect of
  change in accounting
  principles............ $    .43  $    .36 (2) $    .62  $    .79  $    .43 (3)
 Cumulative effect of
  change in accounting
  principles (1)........       --        --           --      (.03)       --
                         --------  --------     --------  --------  --------
 Net earnings........... $    .43  $    .36 (2) $    .62  $    .76  $    .43 (3)
                         ========  ========     ========  ========  ========
Diluted earnings per
 share:
 Earnings before
  cumulative effect of
  change in accounting
  principles............ $    .42  $    .35 (2) $    .61  $    .78  $    .43 (3)
 Cumulative effect of
  change in accounting
  principles (1)........       --        --           --      (.03)       --
                         --------  --------     --------  --------  --------
 Net earnings........... $    .42  $    .35 (2) $    .61  $    .75  $    .43 (3)
                         ========  ========     ========  ========  ========
Weighted average shares
 outstanding (in
 thousands):
 Basic..................   63,820    72,772       82,821    88,778    97,691
                         ========  ========     ========  ========  ========
 Diluted................   64,463    73,698       83,959    89,675    98,444
                         ========  ========     ========  ========  ========
Dividends per share..... $   .014  $   .017     $   .033  $    .04  $    .06
                         ========  ========     ========  ========  ========
Pro forma amounts
 assuming that the
 change in accounting
 principles was applied
 retroactively:
 Net earnings........... $ 28,649  $ 30,671 (2) $ 49,959  $ 69,742
                         ========  ========     ========  ========
 Basic earnings per
  share (4)............. $    .45  $    .42 (2) $    .60  $    .79
                         ========  ========     ========  ========
 Diluted earnings per
  share (4)............. $    .44  $    .42 (2) $    .60  $   . 78
                         ========  ========     ========  ========

                                                   October 31,
                         ----------------------------------------------------------------
                           1994      1995       1996       1997             1998
                         -------- ---------- ---------- ---------- ----------------------
                                                                                  As
                                                                     Actual   Adjusted(5)
Balance Sheet Data:                                                ---------- -----------
 Assets................. $759,390 $1,072,435 $1,360,913 $1,637,238 $2,071,802 $2,071,802
 Long-term debt, less
  current maturities....  260,913    317,451    515,901    524,351    913,215    722,977
 Shareholders' equity...  325,671    483,978    547,447    819,570    839,290  1,029,528

                                                Year Ended October 31,
                                        ---------------------------------------
                                         1994    1995    1996    1997    1998
                                        ------- ------- ------- ------- -------
Operating Data:
 Funeral homes in operation at end of
  period...............................     105     161     298     401     558

 At-need funerals performed............  23,539  37,263  38,351  61,682  87,653
 Prearranged funerals performed........   7,571   9,225  15,422  18,970  23,563
                                        ------- ------- ------- ------- -------
  Total funerals performed.............  31,110  46,488  53,773  80,652 111,216

 Prearranged funerals sold.............  26,637  33,787  37,545  48,676  66,368
 Backlog of prearranged funerals at end
  of period............................ 183,886 222,532 294,829 350,031 397,025
 Cemeteries in operation at end of
  period...............................      90     105     120     129     140
 Interments performed..................  30,415  39,662  43,129  46,782  50,201

--------
(1) Effective November 1, 1996, we changed certain of our accounting principles, as follows:

  (a)  Prearranged funeral trust funds and escrow accounts:

    . Since November 1, 1996: We defer a portion of the earnings realized by irrevocable prearranged funeral trust funds and escrow accounts in order to offset the estimated effects of inflation on the future cost of performing prearranged funeral services. We recognize on a current basis earnings realized in excess of those we defer, except in those jurisdictions where earnings revert to a customer if a prearranged funeral service contract is canceled.

    . Prior to November 1, 1996: We recognized all earnings as realized, except in those jurisdictions where earnings revert to a customer if a prearranged funeral service contract is canceled.

  (b)  Prearranged sales of cemetery interment rights and related products:

    . Since November 1, 1996: We record all revenues and costs attributable to prearranged sales of cemetery interment rights and related products when customer contracts are signed. We provide allowances for customer cancellations and refunds at the date of sale based on our past experience.

    . Prior to November 1, 1996: In general, we applied accounting principles prescribed for sales of real estate and deferred revenues and direct costs attributable to these sales until 20% of the contract amount had been collected.

  (c)  Cemetery burial site openings and closings:

    . Since November 1, 1996: We record revenues and related costs attributable to cemetery burial site openings and closings at the time of sale. We provide allowances for customer cancellations and refunds at the date of sale based on our past experience.

    . Prior to November 1, 1996: We deferred revenues and costs attributable to these sales until delivery of the services.

    Information presented for fiscal years 1997 and 1998 reflects the change in accounting principles described above. Information presented for fiscal years 1994 through 1996 reflects results as originally reported under the prior accounting methods.

(2) Includes a non-recurring, non-cash charge of $17.3 million ($10.9 million, or $.15 per share, after-tax) recorded during the third quarter of fiscal year 1995 in connection with the vesting of performance-based stock options. Excluding that charge, for fiscal year 1995:

  (a) earnings before income taxes and cumulative effect of the change in accounting principles were $58.8 million;

  (b) earnings before cumulative effect of the change in accounting principles were $37.0 million;

  (c)  net earnings were $37.0 million; and

  (d) basic earnings per share were $.51 and diluted earnings per share were $.50.

(3) Includes a non-recurring, non-cash charge of $76.8 million ($50.3 million, or $.51 per share, after-tax) recorded during the second quarter of fiscal year 1998 in connection with the vesting of performance-based stock options. Excluding that charge, for fiscal year 1998:

  (a) earnings before income taxes and cumulative effect of the change in accounting principles were $141.7 million;

  (b) earnings before cumulative effect of the change in accounting principles were $92.2 million;

  (c)  net earnings were $92.2 million; and

  (d)  basic and diluted earnings per share were $.94.

(4) Adjusted to reflect a three-for-two common stock split effected June 21, 1996 and a two-for-one common stock split effected April 24, 1998.

(5) Adjusted to reflect the sale by us of the Class A Common Stock offered in this prospectus supplement and base prospectus and the application of the proceeds of the sale. See "Use of Proceeds" and "Capitalization."

                                USE OF PROCEEDS

  We will receive net proceeds of approximately $190.2 million from this offering. We will receive approximately $218.8 million if the underwriters exercise their over-allotment option in full. We estimate that our total expenses for the offering, including the estimated underwriting discount, will be approximately $8.3 million assuming that the underwriters do not exercise their over-allotment option.

  We will not receive any proceeds from the sale of our stock by the Selling Shareholder.

  We will use substantially all of the net proceeds to fund our continuing acquisition program and for general corporate purposes. Pending such use, we will use the net proceeds to reduce the balances outstanding on our revolving credit facilities or to invest in short-term interest bearing securities. As of December 31, 1998, $520.0 million was outstanding under our $600 million revolving credit facility and $8.3 million was outstanding under our $10 million revolving credit facility. As of December 31, 1998, $3.9 million in standby letters of credit were outstanding under our $600 million facility, and those amounts count as advances for purposes of determining the availability of funds under that facility.

  The $600 million revolving credit facility:
    . Bears interest at:
           .  the lead bank's prime rate; or
           .  at certain optional rates at our election (a weighted average rate of approximately 5.6% at December 31, 1998);
    . Matures on April 30, 2002; and
    . Requires us to pay an annual facility fee of 12.5 basis points, or $750,000.

  The $10 million revolving credit facility:
    . Bears interest at:
           .  the lending bank's prime rate; or
           .  at certain optional rates at our election (6.1% at December 31,
                1998); and
    . Matures on March 31, 1999.

  The most restrictive of our debt agreements require us to maintain a debt-to-equity ratio of not more than 1.25 to 1.0. After application of the net proceeds of this offering, our additional borrowing capacity would be approximately $524.1 million under this ratio.

  Most of the funds drawn on our revolving credit facilities in the last 12 months were used to fund our continuing acquisition program, the construction of new funeral homes and the growth in our installment contract receivables.

  As of December 31, 1998, pending acquisitions consisted of 36 funeral homes and 23 cemeteries for an aggregate purchase price of $162.5 million.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  Our Class A Common Stock is traded on the Nasdaq National Market under the symbol STEI. The following table sets forth, for the periods indicated, the range of high and low sales prices, as reported by the Nasdaq National Market, and the per share dividends declared. Prices and dividend amounts for fiscal year 1997 and the first two quarters of fiscal year 1998 have been adjusted to reflect a two-for-one common stock split effected in the form of a 100% stock dividend on April 24, 1998.

                                                     Stock Prices
                                                     ----------------  Dividends
                                                      High      Low    Declared
                                                     ------    ------  ---------
   Fiscal Year 1997
     First Quarter.................................. 19 7/8    16 3/8    $.01
     Second Quarter................................. 19        16         .01
     Third Quarter.................................. 23        16 1/8     .01
     Fourth Quarter................................. 22 15/16  18 3/16    .01

   Fiscal Year 1998
     First Quarter.................................. 24 1/4    19 1/2    $.01
     Second Quarter................................. 29        21         .01
     Third Quarter.................................. 28 5/8    22 1/4     .02
     Fourth Quarter................................. 24 5/8    15 7/8     .02

   Fiscal Year 1999
     First Quarter (through January 27, 1999)....... 24 3/4    16 1/4    $.02

  We intend to continue our current policy of declaring quarterly cash dividends on the Class A and Class B Common Stock in the amount of $.02 per share. Our board of directors has the discretion to declare and pay dividends and will consider our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by them from time to time in establishing our dividend policy. The most restrictive of our debt agreements restricts the declaration and payment of dividends within any period of four consecutive quarters to 50% or less of our consolidated net earnings for those four quarters. The same debt agreement limits the purchase, redemption or retirement of any shares of our capital stock to 5% or less of our consolidated net worth on the payment date.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of October 31, 1998, and as adjusted to reflect the sale by us of the Class A Common Stock offered hereby and the application of the estimated net proceeds of $190.2 million to repay a portion of the balance outstanding under our revolving lines of credit as described under "Use of Proceeds," assuming that the underwriters do not exercise their over-allotment option.

                                                           October 31, 1998
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                            (In thousands)
Current maturities of long-term debt................... $   11,219  $   11,219
                                                        ==========  ==========
Long-term debt, excluding current maturities(1)
  Revolving lines of credit............................ $  492,000  $  301,762
  Senior notes.........................................     95,714      95,714
  6.70% Notes due 2003.................................    100,000     100,000
  6.40% ROARS due 2013 (remarketing date 2003).........    205,164     205,164
  Other, principally seller financing of acquired
   operations or debt assumed in acquisitions, and
   partially secured...................................     20,337      20,337
                                                        ----------  ----------
      Total long-term debt.............................    913,215     722,977
                                                        ----------  ----------
Shareholders' equity:
  Preferred stock, $1.00 par value, 5,000,000 shares
   authorized; no shares issued........................         --          --
  Common stock, $1.00 stated value:
    Class A Common Stock, no par value, 150,000,000
     shares authorized; 94,472,844 shares issued and
     outstanding; 106,322,844 shares as adjusted.......     94,473     106,323
    Class B Common Stock, no par value, 5,000,000
     shares authorized; 3,555,020 shares issued and
     outstanding; 10 votes per share; convertible into
     an equal number of Class A shares.................      3,555       3,555
  Additional paid-in capital...........................    492,177     670,565
  Retained earnings....................................    315,140     315,140
  Cumulative foreign translation adjustment............    (64,887)    (64,887)
  Unrealized depreciation of investments...............     (1,168)     (1,168)
                                                        ----------  ----------
      Total shareholders' equity.......................    839,290   1,029,528
                                                        ----------  ----------
      Total capitalization............................. $1,752,505  $1,752,505
                                                        ==========  ==========

--------
(1) All of our long-term debt is unsecured, except for $3.0 million at October 31, 1998 ($2.8 million at December 31, 1998) secured by liens on the assets or stock of our subsidiaries, which were incurred or assumed in connection with acquisitions. Our long-term debt outstanding at October 31, 1998 (excluding current maturities) included $492.0 million under our revolving credit facilities (see "Use of Proceeds" for a description of these facilities) and the following:

  (a)  Senior notes, including:

    . $35.7 million of senior notes bearing interest at 6.04% and maturing on November 30, 2003, with principal payments of $7.14 million due on November 30 of each year prior to maturity, which payments commenced on November 30, 1997;

    . $50 million of Series B notes due November 1, 2002 with principal payments of $16.7 million due on each of November 1, 2000 and 2001, and $16.6 million due November 1, 2002, bearing interest at 8.44%; and

    . $10 million of Series C notes due November 1, 2006 bearing interest at 8.72%;

  (b)  $100 million of notes due December 1, 2003 bearing interest at 6.70%;
       and

  (c) $200 million of Remarketable or Redeemable Securities ("ROARS") due May 1, 2013 (remarketing date May 1, 2003) bearing interest at 6.40%. Additionally, the amount shown for the ROARS includes $5.2 million representing the unamortized portion of the option premium we received from the remarketing agent when we issued these securities.

                                    BUSINESS

The Company

  We are the third largest provider of funeral and cemetery products and services in the death care industry in North America. As of December 31, 1998, we owned and operated 575 funeral homes and 143 cemeteries in 29 states within the United States, and in Puerto Rico, Mexico, Australia, New Zealand, Canada, Spain, Portugal, the Netherlands, France, Belgium and Argentina. We are a leader in the industry's trend toward consolidation. Our growth in terms of number of properties has been principally through acquisitions.

  We provide a complete range of death care products and services both at and prior to the time of need. Our funeral homes and cemeteries are located primarily in metropolitan areas and generally are organized in "clusters," which are integrated groups of funeral homes and cemeteries that share certain assets, personnel and services. We also create combined operations by building funeral homes on cemetery properties and operating the facilities together. We believe that we own and operate one or more of the premier death care facilities in each of our principal markets. We also believe that we are an industry leader in the marketing and sale of prearranged funeral and cemetery services and products.

  We have an experienced management team and a decentralized organizational structure that allows our local funeral home directors and cemetery managers to best serve their locations' particular needs. Our ultimate goal is to enhance shareholder value. To achieve this goal, we have three principal objectives:

  . Provide the highest level of quality, service and value to each family we serve

  . Attract, retain and reward highly qualified individuals to operate our businesses

  . Provide an above average and sustainable return to our shareholders

The Death Care Industry

  Our management believes that the death care industry has several attractive fundamental characteristics. The industry is relatively stable, business failures are uncommon and the market served by death care providers is expanding. According to the United States Bureau of the Census, the number of deaths in the United States is expected to increase by approximately 1% per year from 2.38 million in 1998 to 2.64 million in 2010. In addition, industry studies indicate that while the death rate is declining slightly, the average age of the population in the United States is increasing. The aging of the population, particularly the "baby boomers" who have only recently begun to turn 50, represents a significant opportunity for firms such as our company to expand their customer base and secure a portion of their future market share by actively marketing prearranged property, merchandise and services. According to the Bureau of the Census, the United States population over 50 years of age will increase from 72.7 million in 1998 to 96.4 million in 2010. Our principal target market for sales of prearranged cemetery property, merchandise and services is customers who are age 50 and above.

  Traditionally, death care businesses in the United States have been relatively small, family-owned enterprises that have passed through successive generations within the family. Currently, however, the industry in the United States and in certain foreign countries is undergoing a transition in which family-owned firms are consolidating with larger organizations such as our company. Our management believes this trend primarily results from the desire of owners to address management succession and estate planning issues and to achieve liquidity and diversification of their investments. Our management believes this trend also results from consolidators offering attractive prices under the belief that they can improve profit margins through improved marketing and sales initiatives and economies of scale.

  Our management believes it can be difficult for new competitors to successfully enter existing markets by opening new funeral homes and cemeteries. Several factors make it difficult for new facilities to compete successfully, including the importance to families of reputation and goodwill developed over time, regulatory complexities, zoning restrictions and the existence of an adequate number of facilities serving mature markets.

Operations

  Premier Facilities. We believe that we operate one or more of the premier death care facilities in each of our principal markets. In our view, a "premier" facility is one that is among the most highly regarded facilities in its market area in terms of tradition, heritage, reputation, physical size, volume of business, available inventory, name recognition, aesthetics and potential for development or expansion.

  Clustering. We operate most of our funeral homes and cemeteries in "clusters." Clusters are groups of funeral homes and cemeteries located close enough to each other that their operations can be integrated to achieve economies of scale. For example, clustered facilities can share vehicles, embalming services, inventories of caskets and other merchandise and, most significantly, personnel, including our prearrangement sales force; thus, we are able to decrease our costs and expand our marketing and sales efforts at each location. By virtue of their proximity to each other, clustered facilities also create opportunities for more integrated and sophisticated management of their operations.

  Funeral Operations. Funeral operations accounted for approximately 58% of our revenues for the fiscal year ended October 31, 1998. Our funeral homes offer a complete range of funeral services and products at the time of need or on a prearranged basis. Our services and products include family consultation, removal and preparation of remains, the use of funeral home facilities for visitation, worship and funeral services, transportation services, flowers and caskets. In addition to traditional funeral services, all of our funeral homes offer cremation products and services. Most of our funeral homes have a non-denominational chapel on the premises, which permits family visitation and religious services to take place at the same location.

  Cemetery Operations. Cemetery operations accounted for approximately 42% of our revenues for the fiscal year ended October 31, 1998. Our cemetery operations involve the sale of cemetery property and related merchandise, including lots, lawn crypts, family and community mausoleums, monuments, memorials and burial vaults, along with the sale of burial site openings and closings. Cemetery property and merchandise sales are made at the time of need or on a prearranged basis. We also maintain cemetery grounds under perpetual care contracts and local laws.

  Although profit margins of cemetery operations typically are slightly lower than those of funeral home operations, we believe that our cemetery properties help us to maintain market share, as families often return to a cemetery location where their ancestors are buried. In addition, our clustering and combined operations strategies help to improve the profitability of our individual cemetery locations.

  Combined Funeral Home and Cemetery Operations. A combined operation is a funeral home located on a cemetery site where both are operated together. Combined operations help to increase market share by allowing us to offer families the convenience of complete funeral home and cemetery planning and services from a single location at a competitive price at the time of need or on a prearranged basis. In addition, combined operations enhance our purchasing power, enable us to employ more sophisticated management systems, and allow us to share facilities, equipment, personnel and a prearrangement sales force, resulting in lower average operating costs and expanded marketing and sales opportunities.

  Approximately 45% of our cemeteries have a funeral home on site that is operated in conjunction with that cemetery. Many of our combined operations are in key markets, including New Orleans, Louisiana; Dallas, Fort Worth and Houston, Texas; Miami, Orlando, Tampa and St. Petersburg, Florida; and San Diego, California.

  In addition to pursuing combined operations as part of our acquisition strategy, we have developed several internal growth strategies that employ the use of combined operations. One such strategy is to create combined operations by constructing funeral homes on the grounds of our cemeteries, and we plan to construct approximately three funeral homes per fiscal year on our cemetery locations. Another such strategy is to enter into operating partnerships in which we construct funeral homes on the grounds of unaffiliated cemeteries, which allows us to enjoy the benefits of a combined operation without the capital investment of purchasing the cemetery.

  Although it generally takes several years before a newly constructed funeral home becomes profitable, our experience with combined operations has demonstrated that the combination of a funeral home with a cemetery can significantly increase the market share and profitability of both.

  Cremation. In fiscal year 1998, 35% of the funeral services we performed in the United States and Puerto Rico were cremations. Cremation rates at our foreign funeral homes are higher on average than those at our domestic funeral homes although they vary substantially from country to country. For fiscal year 1998, the cremation rates at our foreign funeral homes varied from 6% in Portugal to 64% in New Zealand. While cremations in the United States often result in lower average revenue than traditional funeral services, they generally produce higher gross profit margins. In the foreign markets in which we operate, cremations generally produce revenues and gross profit margins comparable to those of traditional funeral services in those countries.

  The cremation rate in the United States has been increasing, and by the year 2000 cremations are expected to represent 25% of the United States burial market, according to industry estimates. We have been addressing this trend by providing cremation products and services at all of our funeral homes, including traditional funeral services and memorialization options for families choosing cremation. Additionally, we plan to expand on the model developed by Sentinel Cremation Societies, Inc., which we acquired in fiscal year 1997, and which is discussed below under the heading "Internal Growth."

  Prearrangements. We market death care products and services on a prearranged basis through a staff of approximately 3,500 commission sales counselors. Prearranged plans enable families to establish in advance and prepay for the type of service to be performed and the products to be used. The cost of such products and services is set at prices prevailing at the time the agreement is signed, rather than when the products and services are delivered. Prearranged plans also permit families to eliminate the emotional strain of making death care decisions at the time of need.

  We believe that extensive marketing of prearranged products and services produces a backlog of future business and builds current and future market share. On average, over the past five years, we have sold nearly three prearranged funeral services for every one we have delivered from our backlog. During the fiscal year ended October 31, 1998, we sold approximately 66,500 prearranged funeral services, and as of October 31, 1998, we had a backlog of approximately 400,000 prearranged funeral services to be delivered in the future.

  Trust Funds and Escrow Accounts. Prearranged funeral plans are funded either through trust funds or escrow accounts established by us, or (to a lesser extent) through insurance, depending on the regulatory requirements in the relevant jurisdiction. When trust or escrow funding is used, we place into a trust fund or escrow account a percentage (which varies by jurisdiction) of the sale price, which is often paid in installments. We retain the remainder of the sale price to defray costs related to the sale. We withdraw the amount placed in the trust fund or escrow account when the service is performed to cover the cost of providing the funeral service. When insurance funding is used, we apply the customers' payments to pay premiums on insurance policies designed to cover the cost of providing the funeral service in the future.

  Generally, principal and earnings (including interest, dividends and net realized capital gains) on the trust funds and escrow accounts, and insurance proceeds are paid to us only when the funeral service is performed. In limited circumstances, we receive principal amounts from prearranged funeral trust funds or escrow accounts upon cancellation of the contract by the customer. In certain jurisdictions, we are permitted to withdraw earnings on a current basis from prearranged funeral trust funds and escrow accounts. As of October 31, 1998, our prearranged funeral trust funds and escrow accounts totaled approximately $525.9 million.

  We also establish trust funds and escrow accounts to fund the cost of delivering prearranged cemetery merchandise. Generally, we withdraw the principal and earnings from these funds and accounts only when the merchandise is delivered or contracts are canceled. As of October 31, 1998, our cemetery merchandise trust funds and escrow accounts totaled approximately $188.5 million.

  We fund our obligations to maintain cemetery grounds by placing a portion, generally 10%, of the proceeds from cemetery property sales into perpetual care trust funds or escrow accounts. Income from these funds is withdrawn and used for maintenance of the cemeteries, but principal, including in some jurisdictions net realized capital gains, generally must be held in perpetuity. As of October 31, 1998, our perpetual care trust funds and escrow accounts totaled approximately $167.5 million.

  The accounting methods used to reflect our prearranged funeral, merchandise and perpetual care trust funds and escrow accounts are complex and are described in the notes to our consolidated financial statements included in
Item 8 of our Annual Report on Form 10-K for the fiscal year ended October 31, 1997.

  Our management believes that balances in our trust funds and escrow accounts, along with insurance proceeds and installment payments due under contracts, will be sufficient to cover our estimated cost of providing the related prearranged services and products in the future.

  Management. We have an experienced management team, many of whom joined us through acquisitions. Our management structure is designed to allow local funeral home directors and cemetery managers substantial flexibility in deciding how their firms will be managed and their products and services will be priced and merchandised. At the same time, financial goals are established by our management at the corporate level, and we maintain centralized supervisory controls. Finally, we provide business support services primarily through our Shared Services Center, which provides centralized and standardized accounting, payroll, contract processing, collection and other services for all of our domestic facilities, including those in Puerto Rico.

  Currently, we are divided into four operating divisions in North America, each of which is managed by a division president and chief financial officer. These divisions are further divided into regions, each of which is managed by a regional chief operating officer. Our operations in Europe, South America and Australasia are not considered separate operating divisions, but are managed by local regional executives who report to certain of our executive officers. In fiscal year 1998, in order to meet the needs of our growing European operations and to enable us to take advantage of other long-term opportunities in Europe, we established our European headquarters in Amsterdam, Holland. From time to time, we may increase or realign the divisions and regions to accommodate expansion of our operations. We also have a Corporate Development Division, which manages our acquisition program, and a Corporate Division, which manages our corporate services, accounting and financial operations and strategic planning.

  We use two types of stock options to align the interests of our managers with the long-term interests of our shareholders. Our more traditional options vest over time. Our performance-based options vest only if we achieve a stock price objective, which has generally been a 20% compounded annual growth rate in the stock price over a five-year period. In April 1998, we achieved the stock price objective applicable to the performance-based options granted in 1995. Accordingly, those options vested and, with our encouragement, were exercised by the optionees. In July 1998, we granted new options to 190 managers. Two-thirds of those options are performance-based, and one-third vest over time at the rate of 20% per year over five years. The performance-based options become exercisable only if the average of the closing sale prices of a share of Class A Common Stock over 20 consecutive trading days prior to July 17, 2003 equals or exceeds $67.81; otherwise the options will be forfeited. Generally accepted accounting principles require that a charge to earnings be recorded for the performance-based options for the difference between the exercise price and the then current stock price when achievement of the performance objective becomes probable. All of these options expire on July 31, 2004.

  Foreign Operations. We first entered foreign markets in fiscal year 1994 and, through December 31, 1998, we have acquired a total of 277 properties outside the United States and Puerto Rico. For the fiscal year ended October 31, 1998, our properties in foreign countries generated approximately 18% of our consolidated total revenues.

Growth Strategy

  General.

    In pursuit of our ultimate goal of enhancing shareholder value, we plan to continue to increase our earnings per share at an annual rate of 20% each year through a balanced strategy of internal and external growth. Our internal growth strategy involves consistent improvement in both revenues and costs at existing and acquired operations, construction of new funeral homes and cemeteries, and innovative initiatives such as the use of operating partnerships and alternative service firms as described below. Our external growth strategy involves an aggressive, but disciplined, domestic and international acquisition program and the rapid and effective assimilation of the businesses we acquire.

  Internal Growth.

    Prearranged Services. We believe that we can be distinguished from our competitors through our strong emphasis on, and our more than 50-year history of success with, prearranged sales. We also believe that we are an industry leader in marketing prearranged funeral and cemetery services and products through highly qualified commission sales counselors. Extensive prearranged marketing produces current revenues and a significant backlog of future funeral business and builds current and future market share. Our backlog of prearranged funeral services has grown at a compounded annual rate of 21% over the last four years and represented over $1.3 billion in future revenues at October 31, 1998.

    Improved Merchandising. We frequently expand our product and service offerings, adjust the mix of products and services offered in individual markets, take advantage of enhanced pricing opportunities, and implement selective marketing programs to increase revenue and improve profit margins.

    New Funeral Home and Cemetery Construction. We create combined operations by building funeral homes on our cemetery properties and operating both facilities together. In fiscal year 1998, we completed the construction of funeral homes on three of our cemetery properties. Additionally, in limited instances, such as in newly developed and rapidly growing communities, we may construct new funeral homes and create new cemeteries as stand-alone facilities. In fiscal year 1998, we opened two stand-alone funeral homes and one stand-alone cemetery.

    Operating Partnerships. We expect to gain market share and improve profitability through operating partnerships with unaffiliated parties.

    Through our operating partnership with the Catholic Archdiocese of New Orleans, we constructed a mausoleum for the Catholic Church on the grounds of our combined operation in New Orleans. We own the mausoleum and manage the sales relating to the mausoleum for the church. Additionally, through an operating partnership with the Firemen's Charitable and Benevolent Association, a non-profit organization, we constructed a funeral home and mausoleum on the grounds of their cemetery in New Orleans. We own and operate the funeral home in combination with that cemetery, and we manage sales for the mausoleum.

    We recently entered into an agreement with the Archdiocese of Los Angeles under which we will construct and operate six funeral homes on land leased by us from the Archdiocese at the site of six cemeteries owned and operated by the Archdiocese. Subsequently, during fiscal year 1998, we entered into similar agreements with the Archdiocese of Los Angeles for the construction and operation of three additional funeral homes. Over the last 50 years through our mausoleum construction business, we have developed relationships with the Catholic Church in approximately 70 dioceses in 39 states. We anticipate building on those relationships as we expand our use of operating partnerships.

    We also plan to develop operating partnerships with non-profit secular entities as we did in fiscal year 1998 when we entered into an agreement with the Wyuka Cemetery Board of Trustees. Under that agreement, we will manage the cemetery sales and construct and operate a funeral home on the grounds of that state-owned cemetery in Lincoln, Nebraska.

    Our management believes that these partnerships allow us to enjoy the benefits of operating a funeral home on the grounds of a cemetery without the capital investment of purchasing the cemetery. We also believe that partnerships such as these benefit the third parties by allowing them to compete with other cemeteries in their market that have funeral homes on their properties. We are pursuing similar partnership opportunities with other cemetery operators.

    Although it generally takes several years before a newly constructed funeral home becomes profitable, our experience with combined operations has demonstrated that the combination of a funeral home with a cemetery can significantly increase the market share and profitability of both.

    Alternative Service Firms. During fiscal year 1997, we acquired Sentinel Cremation Societies, Inc., of California ("Sentinel") which owned and operated thirteen service centers offering cremations and related products and services. At the time of its acquisition, Sentinel's cremation societies, Neptune and Telophase, had more than 104,000 members. Members in the cremation society pay a small membership fee and receive a membership card indicating their wish to be cremated. Because Sentinel's offices generally operate from leased locations with a small staff, they have lower overhead than traditional funeral homes. The cost to the family for death care arrangements at a Sentinel location generally is less than the cost at a traditional funeral home.

    Since the Sentinel acquisition was completed in March 1997, we have opened four additional service center locations. The expansion of the Sentinel model is an example of our effort to address the growing cremation market, and it offers a cost-saving alternative to the construction of a traditional funeral home. We plan to open additional service centers similar to the Sentinel model, although management expects this expansion to occur slowly while we further develop and test the concept in new markets. Results from the four locations opened have exceeded our initial expectations.

    During fiscal year 1998, we acquired Desert Memorial Cremation and Burial Society in Las Vegas, Nevada, the state with the highest cremation rate in the United States. This acquisition complements our alternative services strategy and provides an additional vehicle for expansion, particularly in the high cremation markets of the western United States.

    Cost Control. In addition to our strategies for increasing revenues, we plan to continue to improve our operating margin by achieving economies of scale, improving efficiencies and controlling costs through a variety of measures including the following:

    . Obtaining volume discounts from suppliers

    . Leveraging operating costs through clustering and the development of combined operations

    . Consolidating our U.S. back office operations at our Shared Services
    Center

    . Improving the utilization of our sales force

    We believe that our internal growth strategies including our cost control efforts have been major contributors to our increased operating earnings (before stock option charges) over the last five years.

  External Growth.

    Acquisitions. From November 1, 1991 through December 31, 1998, we have grown from 43 funeral homes and 29 cemeteries in six states to 575 funeral homes and 143 cemeteries in 29 states, Puerto Rico and 10 foreign countries. Our growth in terms of number of properties has been principally through acquisitions.

    At the time of our initial public offering in October 1991, we owned funeral homes and cemeteries in Louisiana, Texas, Florida, Virginia, West Virginia and Maryland. Since that time, we have expanded domestically, primarily in the Southern, Mid-Atlantic, Midwest and Pacific states and in Puerto Rico. In addition, we have expanded internationally by entering Mexico in fiscal year 1994, Australia, New Zealand and

Canada in fiscal years 1995 and 1996, Spain and Portugal in fiscal year 1997 and the Netherlands, Argentina, France and Belgium in fiscal year 1998. Since 1994, we have acquired a total of 277 funeral homes and cemeteries outside the U.S. and Puerto Rico, and we believe that attractive expansion opportunities exist in those and other foreign countries.

    The following table sets forth certain information with respect to our completed and pending acquisition activity:

                                                    Number of      Aggregate
                                                  Funeral Homes  Purchase Price
                                                  and Cemeteries (in millions)
                                                  -------------- --------------
Properties owned as of October 31, 1991..........       72           $  --
Completed acquisitions(1):
 Fiscal year 1992................................       11            30.0
 Fiscal year 1993................................       49            94.6
 Fiscal year 1994................................       60           177.6
 Fiscal year 1995................................       70           154.4
 Fiscal year 1996................................      149           179.0
 Fiscal year 1997................................      114           184.5
 Fiscal year 1998................................      162           266.3
 November 1, 1998 through December 31, 1998......       21            34.1
Pending acquisitions as of December 31, 1998.....       59           162.5

--------
(1) Excludes funeral homes that we constructed.

    Acquisition Strategy. More than 85% of the approximately 22,000 funeral homes and 9,600 cemeteries in the United States are privately or family owned, and those funeral homes and cemeteries generate approximately 75% of domestic funeral home and cemetery revenues. We believe that a substantial number of these businesses are suitable acquisition candidates. We actively pursue acquisition opportunities both domestically and internationally and plan to continue doing so. Where feasible, we seek to acquire premier firms that may be integrated with an existing cluster or serve as a base for the formation of a new cluster. We also seek firms that have strong managers who are willing to remain with us. In evaluating a potential acquisition, we also consider factors such as the size of the community the property serves and the potential for increasing the property's profitability through increased prearranged marketing efforts and other means. We expect most of our expansion to continue to occur domestically, although we continue to pursue international acquisitions, primarily in Europe, Latin America and the Pacific Rim.

    Our management believes strongly in a disciplined approach to acquisitions. Currently, our objective is to pay no more than eight times management's estimate of what the acquired firm's EBIT (earnings before interest and taxes) will be for the first twelve months after the acquisition, although we sometimes pay somewhat higher prices for strategic reasons. Our objective is for the acquired firm to be additive to our earnings per share in the first twelve months after its acquisition.

    We created our Corporate Development Division in fiscal year 1995 to further coordinate our acquisition activities. In 1997, we expanded this division to include, in addition to our full-time corporate employees, commissioned field representatives to focus on domestic and foreign acquisition candidates. These representatives devote their full time to identifying and developing acquisition candidates and assisting in negotiations. Our divisional and regional management also work with the Corporate Development Division in identifying and developing acquisition candidates and assisting in negotiations.

    Assimilation of Acquired Companies. We frequently enter into management or consulting agreements and non-compete agreements with owners and key managers of acquired companies in order to assure the continuation of the acquired firm's goodwill. In addition, we generally continue to operate acquired businesses under their existing names. In general, acquired firms initially have lower gross profit margins than our existing businesses. We strive to improve the margins of acquired businesses primarily by:

    .  Increasing prearranged sales

    .  Integrating the firm into our marketing program

    . Assisting local managers in evaluating merchandising and pricing strategies

    . Standardizing and centralizing certain business support functions through our Shared Services Center

Our management believes that we have been improving our ability to rapidly and effectively assimilate acquired firms and improve their margins.

Forward-Looking Statements

    Certain statements made in this prospectus supplement and base prospectus that are not historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially due to several important factors including the following:

  . Our ability to sustain recent levels of acquisition activity and enter new markets, including foreign markets

  .  The economy, death rate and competition in our markets

  . Financial market conditions, including stock and bond prices and interest rates

  . Our ability to achieve economies of scale, manage growth and efficiently assimilate acquired operations

  .  The performance of acquired businesses

Such factors, and others, are more fully described in Item 5 of our Quarterly Report on Form 10-Q for the quarter ended July 31, 1998.

                              SELLING SHAREHOLDER

    Of the 12,500,000 shares of Class A Common Stock offered pursuant to this prospectus supplement, 11,850,000 shares are being sold by us and 650,000 shares are being offered by the Stewart Revocable Trust (the "Selling Shareholder"), a trust established by Mr. Frank B. Stewart, Jr., the chairman of our board of directors, and his wife.

    Prior to the offering, the Selling Shareholder owned 747,500 shares (0.8%) of our Class A Common Stock, 97,500 of which are subject to the underwriters' over-allotment option. Following the offering, the Selling Shareholder will own 97,500 shares of our Class A Common Stock, assuming the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option, the Selling Shareholder will not own any shares of our Class A or Class B Common Stock.

    Mr. Stewart beneficially owns all of the shares owned by the Selling Shareholder. Following the offering, Mr. Stewart will beneficially own 7,093,934 shares (approximately 6.7%) of our Class A Common Stock and 3,555,020 shares (100%) of our Class B Common Stock, and will hold approximately 30.1% of the voting power attributable to our common stock, assuming the underwriters do not exercise their over-allotment option.

                                  UNDERWRITING

  Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Johnson Rice & Company L.L.C. are representing the underwriters listed below (collectively, the "Underwriters"). Subject to the terms and conditions of a Terms Agreement, dated January 27, 1999, which incorporates by reference the terms and conditions of an Underwriting Agreement--Basic Provisions, dated January 6, 1999 (collectively, the "Underwriting Agreement"), the Underwriters have severally agreed to purchase from us and the Selling Shareholder the number of shares of Class A Common Stock set forth opposite their names below:

                                                                        Number
   Underwriters                                                       of Shares
   ------------                                                       ----------
   Bear, Stearns & Co. Inc. .........................................  3,625,000
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................  3,625,000
   Johnson Rice & Company L.L.C. ....................................  3,625,000
   NationsBanc Montgomery Securities LLC.............................    250,000
   PaineWebber Incorporated..........................................    250,000
   Raymond James & Associates, Inc...................................    250,000
   Salomon Smith Barney Inc..........................................    250,000
   Wasserstein Perella Securities, Inc...............................    250,000
   J. C. Bradford & Co...............................................    125,000
   Doley Securities, Inc.............................................    125,000
   Josephthal & Co. Inc..............................................    125,000
                                                                      ----------
     Total........................................................... 12,500,000
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered by this prospectus supplement are subject to approval by their counsel and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Class A Common Stock offered by this prospectus supplement, other than shares covered by the over-allotment option, if any are purchased.

  The Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and in part to certain dealers, including the Underwriters, at such price less a concession not to exceed $0.40 per share. The Underwriters may allow, and such dealers may reallow, to certain other dealers a concession not in excess of $0.10 per share. After the initial offering to the public, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  We and the Selling Shareholder have granted to the Underwriters an option to purchase up to 1,875,000 additional shares of Class A Common Stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement solely for the purpose of covering over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this prospectus supplement. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  We, our directors and executive officers, and the Selling Shareholder, who beneficially own in the aggregate approximately 11.7% of the Class A Common Stock and 100% of the Class B Common Stock, have agreed that we will not sell, contract to sell or otherwise dispose of any shares of our capital stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of the Underwriters, except for the shares offered pursuant to this prospectus supplement, approximately 40,000 shares of Class A Common Stock beneficially owned by one of our non-employee directors, issuances or sales upon the exercise of outstanding stock options, grants of employee stock options, or issuances or sales by us in connection with acquisitions.

  In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Class A Common Stock for their own account by selling more shares of Class A Common Stock than have been sold to them by us and the Selling Shareholder. The Underwriters may elect to cover any such short position by purchasing shares of Class A Common Stock in the open market or by exercising the over-allotment option. In addition, such persons may stabilize or maintain the price of the Class A Common Stock by bidding for or purchasing shares of Class A Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Class A Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Class A Common Stock at a level above the level that might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Class A Common Stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

  Michael O. Read, a member of our board of directors, is a brother-in-law of a partner of Johnson Rice & Company L.L.C., one of the Underwriters. Johnson Rice & Company L.L.C. will be paid a portion of the underwriting discount in connection with this offering. Certain of the Underwriters have engaged in transactions with and performed various investment banking and other services for us in the past, and may do so from time to time in the future.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Jenkens & Gilchrist, P.C.

Prospectus

                                  $750,000,000
                           Stewart Enterprises, Inc.
             Class A Common Stock, Preferred Stock, Debt Securities

                               ----------------

  We may offer securities from time to time in an aggregate amount not to exceed $750,000,000. The securities may consist of any of the following:

  . Shares of our class A common stock, which are currently traded under the symbol "STEI" on the Nasdaq National Market

  .  Shares of our preferred stock

  . Our debt securities consisting of debentures, notes or other evidences of indebtedness ranking equally with all of our other unsubordinated and unsecured indebtedness

  In addition, Frank B. Stewart, Jr., the chairman of our board of directors, may offer and sell, and, with our consent, his transferees and successors in interest may offer and sell, up to 2,000,000 shares of our class A common stock from time to time.

  We will receive all of the net proceeds from the sale of securities offered by us. We will not receive any proceeds from the sale of class A common stock by selling shareholders.

  The securities may be offered separately or together, in one or more series or classes, in amounts, at prices and on terms to be determined at the time of sale and set forth in a prospectus supplement that will accompany this prospectus. The specific terms of the offered securities will be described in the prospectus supplement.

  We and the selling shareholders may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. If any underwriters, dealers or agents are involved in the sale of securities, the accompanying prospectus supplement will set forth their names, the principal amounts, if any, to be purchased by underwriters, any applicable fees, commissions or discounts, and the net proceeds to be received by us and the selling shareholders.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

  This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                               ----------------

               The date of this prospectus is December 31, 1998.

  Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our securities including over-allotment, stabilizing and short-covering transactions and the imposition of penalty bids. Certain persons participating in this offering may also engage in passive market making transactions in our securities on the Nasdaq National Market.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You can inspect and copy that information at the public reference room of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for more information about the public reference room. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the Commission electronically. The Commission's Internet address is http://www.sec.gov.

  We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the Commission's public reference room, and you may obtain copies from the Commission at prescribed rates.

  The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to documents on file with the Commission. Certain information that we currently have on file is incorporated by reference and is an important part of this prospectus. Certain information that we file later with the Commission will automatically update and supersede this information.

  We incorporate by reference the following documents that we have filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

  . Annual Report on Form 10-K for the fiscal year ended October 31, 1997 (filed January 29, 1998);

  . Description of our class A common stock set forth in our Registration Statement on Form 8-A dated September 5, 1991;

  . Quarterly Reports on Form 10-Q for the quarter ended January 31, 1998 (filed March 17, 1998); for the quarter ended April 30, 1998 (filed June 15, 1998); and for the quarter ended July 31, 1998 (filed September 14,
     1998);

  .  Current Reports on Form 8-K, dated December 17, 1997 (filed December 18,
     1997); dated March 10, 1998 (filed March 10, 1998); dated April 8, 1998 (filed April 9, 1998); dated April 17, 1998 (filed April 17, 1998); dated April 21, 1998 (filed April 24, 1998); dated May 15, 1998 (filed May 15, 1998); dated June 9, 1998 (filed June 10, 1998); dated September 9, 1998; (filed September 11, 1998); and dated December 15, 1998 (filed December 18, 1998); and

  . All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

  At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

                           Stewart Enterprises, Inc.
                        110 Veterans Memorial Boulevard
                           Metairie, Louisiana 70005
                         Attention: Martin R. deLaureal
                                 (504) 837-5880

  You should rely only on information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.

                                  THE COMPANY

  We are the third largest provider of funeral and cemetery products and services in the death care industry in North America. We currently operate funeral homes and cemeteries in North America, South America, Europe and the Pacific Rim. We provide a complete range of death care products and services both at and prior to the time of need. We are a leader in the industry's trend toward consolidation. Our growth in terms of number of properties has been principally through acquisitions.

  We believe that we operate one or more of the premier death care facilities in each of our principal markets. We also believe that we are an industry leader in the marketing and sale of prearranged funeral and cemetery services and products.

  Generally, we integrate the operations of clusters of nearby funeral homes and cemeteries in order to achieve operating efficiencies. We also create combined operations by building funeral homes on our cemetery properties and operating both facilities together.

  We have an experienced management team, many of whom joined us through acquisitions. Our decentralized organizational structure allows our local funeral home directors and cemetery managers to best serve the needs of their particular markets.

  Our ultimate goal is to enhance shareholder value. To achieve this goal, we have three principal objectives:

  . Provide the highest level of quality, service and value to each family we serve

  . Attract, retain and reward highly qualified individuals to operate our businesses

  .  Provide an above average and sustainable return to our shareholders

  The Stewart family founded our business in 1910 and we were formed as a Louisiana corporation in 1970. The address and telephone number of our principal executive offices is:

                        110 Veterans Memorial Boulevard
                           Metairie, Louisiana 70005
                                 (504) 837-5880

                                USE OF PROCEEDS

  Unless otherwise described in the accompanying prospectus supplement, we will use the net proceeds from the sale of securities for general corporate purposes, which may include the repayment of indebtedness, acquisitions, capital expenditures and working capital. We will not receive any proceeds from the sale of class A common stock by selling shareholders.

                              SELLING SHAREHOLDERS

  Frank B. Stewart, Jr., the chairman of our board of directors, may use this prospectus to offer and sell shares of class A common stock. With our consent, his transferees and successors in interest, including the Frank B. Stewart, Jr. Foundation mentioned in footnote (1) below, may do the same. The maximum aggregate number of shares that may be sold by the selling shareholders is 2,000,000 shares.

  As of December 4, 1998, Mr. Stewart's beneficial ownership of our common stock was as follows:

                                                              PERCENT
                                      NUMBER OF                  OF
                                       SHARES                   CLASS
                                      ---------               --------
         Class A                      7,772,372(1)               8.2%
         Class B                      3,555,020                100.0%

--------
(1) Includes 453,800 shares owned by the Frank B. Stewart, Jr. Foundation (a non-profit corporation), with respect to which Mr. Stewart shares voting and investment power.

                               ----------------

  By virtue of that ownership, Mr. Stewart held approximately 33.3% of the voting power attributable to our common stock.

  In the case of an offering of class A common stock by selling shareholders, a prospectus supplement will disclose:

  .  The identity of the selling shareholders

  . The number of shares of class A common stock offered by the selling shareholders

  . The amount and percentage of class A common stock to be owned by each selling shareholder following the offering

  . The percentage voting power to be held by each selling shareholder following the offering

                       RATIO OF EARNINGS TO FIXED CHARGES

  Our ratio of earnings to fixed charges was as follows for the years and period indicated:

                                                                                 NINE MONTHS
                                                                                    ENDED
                         YEARS ENDED OCTOBER 31,                                   JULY 31,
   -----------------------------------------------------------------             -----------
   1993        1994           1995              1996           1997                 1998
   ----        ----           ----              ----           ----              -----------
   5.15        5.30           2.72(1)           3.98           3.65(2)              1.94(3)

--------
(1) Pretax earnings from continuing operations for fiscal year 1995 includes a non-recurring, non-cash charge of $17.3 million in connection with the vesting of performance-based stock options. Excluding the charge, our ratio of earnings to fixed charges for fiscal year 1995 would have been 3.43.
(2) Excludes the cumulative effect of a change in accounting principles.
(3) Pretax earnings from continuing operations for the nine months ended July 31, 1998 includes a non-recurring, non-cash charge of $76.8 million in connection with the vesting of performance-based stock options. Excluding the charge, our ratio of earnings to fixed charges for the period would have been 4.26.

                               ----------------

  For purposes of computing the ratio of earnings to fixed charges, earnings consists of pretax earnings from continuing operations plus fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense, capitalized interest, amortization of debt expense and discount or premium relating to any indebtedness, and the portion of rental expense that management believes to be representative of interest.

  During the periods presented, we had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

                      DESCRIPTION OF CLASS A COMMON STOCK

General

  As of the date of this prospectus, our articles of incorporation authorized us to issue up to 150,000,000 shares of class A common stock and 5,000,000 shares of class B common stock. As of December 4, 1998, 94,472,844 shares of class A common stock and 3,555,020 shares of class B common stock were outstanding.

Class A and Class B Common Stock

  Voting Rights. With respect to all matters submitted to a vote of our shareholders, the record holders of class A common stock have one vote per share and the record holders of class B common stock have ten votes per share. Except in limited circumstances, the holders of the class A and class B common stock vote together as a single class.

  Our articles of incorporation do not provide for cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the total voting power can, if they choose to, elect all of our directors. As of December 4, 1998, Frank B. Stewart, Jr., the chairman of our board of directors, held approximately 33.3% of the total voting power attributable to our common stock.

  Other Rights. Subject to the rights of the holders of any outstanding shares of preferred stock, holders of class A and class B common stock may receive such dividends, in cash, securities or property, as may from time to time be declared by our board of directors. In the event of a voluntary or involuntary liquidation, dissolution, or winding up of our company, prior to any distributions to the holders of our common stock, the holders of preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of our class A and class B common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any. Shares of our class A and class B common stock are not redeemable and have no subscription, conversion (except as described below) or preemptive rights.

  Transferability and Convertibility. The class A common stock is freely transferable. The transfer of class B common stock is prohibited by our articles of incorporation unless such stock is transferred to a "permitted transferee." A permitted transferee is defined in our articles of incorporation to include, among others, the spouse, lineal descendants and executor of any authorized holder of class B common stock.

  Our articles of incorporation provide that each share of class B common stock is convertible at any time at the option of the record holder into one share of class A common stock. A shareholder wishing to sell class B common stock may convert the class B common stock into class A common stock and sell the shares of class A common stock. Upon transfer to any person other than a permitted transferee, shares of class B common stock will be converted automatically into an equal number of shares of class A common stock. When converted, shares of class B common stock will be canceled and may not be reissued.

                         DESCRIPTION OF PREFERRED STOCK

  Our articles of incorporation authorize us to issue up to 5,000,000 shares of preferred stock. As of the date of this prospectus, no shares of preferred stock were outstanding. Our board of directors may at any time issue one or more series of preferred stock, determine the designation and size of any such series, and establish the rights and preferences of the shares of any series. The particular terms of any series of preferred stock offered hereunder will be set forth in an amendment to our articles of incorporation (which will not require the approval of our shareholders) and described in a prospectus supplement.

  The summary of terms of our preferred stock contained in this prospectus is not complete. We urge you to read the provisions of our articles of incorporation and the articles of amendment relating to each series for a more complete description of our preferred stock.

  If we choose to issue preferred stock, our board of directors will determine, and the applicable prospectus supplement will describe:

  . The respective preferences, limitations and relative rights of the series of preferred stock as compared with the class A and class B common stock

  . Variations in the preferences, limitations and relative rights of the series of preferred stock being offered as compared with any other series of preferred stock then outstanding

                         DESCRIPTION OF DEBT SECURITIES

  The debt securities will be issued under an Indenture dated as of December 1, 1996, between us and Citibank, N.A., as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture dated as of April 24, 1998, between us and the Trustee (as supplemented, the "Indenture"). The following description of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate ("Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent to which such general provisions may apply will be described in a prospectus supplement relating to the Offered Debt Securities.

  The following description is a summary of the material provisions of the Indenture and the debt securities. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of debt securities. We have filed copies of the Indenture and will file copies of any supplemental indentures as exhibits to the registration statements that include this prospectus.

  In this summary description of the debt securities, we have used terms that are defined in the Indenture, which terms are capitalized in this prospectus. Wherever such terms are used or particular provisions of the Indenture are referred to in this summary, such terms or provisions are incorporated by reference as part of the statements made in this prospectus and this summary is qualified in its entirety by such reference. The italicized parenthetical references refer to the section numbers in the Indenture.

  General. The Indenture does not limit the aggregate principal amount of debt securities that can be issued under the Indenture. Debt securities may be issued under the Indenture from time to time in one or more series, in such form and with such terms as are established for such series in Board Resolutions or supplemental indentures. (Sections 201 and 301) The aggregate principal amount of debt securities currently outstanding under the Indenture is $300,000,000. The aggregate principal amount of debt securities that may be offered and sold pursuant to this prospectus is limited to $750,000,000, which is the amount of securities registered under the registration statements that include this prospectus. All debt securities will be our unsecured obligations, will rank senior in priority to any of our subordinated indebtedness, and will rank equally with all of our other unsecured indebtedness.

  We are a holding company and conduct substantially all of our business through our Subsidiaries. Accordingly, our ability to meet our obligations under the Indenture and the debt securities will depend primarily on the earnings of our Subsidiaries and on our receipt of dividends or other payments from our Subsidiaries. All of our Subsidiaries are permitted under the Indenture to enter into agreements limiting their ability to make distributions to us. Our obligations under the debt securities will not be guaranteed by any of our Subsidiaries. Our rights to participate in any distribution of the assets of our Subsidiaries upon their liquidation, reorganization or insolvency would be subject to the prior claims of creditors, including trade creditors, and preferred stockholders, if any, of such Subsidiaries, except to the extent that our claims as a creditor or preferred stockholder may be recognized. As a result, the debt securities will be structurally subordinated to any indebtedness or preferred stock of our Subsidiaries. Except as described below, the Indenture does not limit our, or our Subsidiaries', ability to incur indebtedness, issue securities, enter into transactions with affiliates, make distributions to stockholders, make investments or transfer assets to Subsidiaries.

  Unless otherwise indicated in a prospectus supplement, the debt securities will not benefit from any covenant or other provision that would afford Holders of such debt securities special protection in the event of either a change in control or a highly leveraged transaction involving us, except for any such protection provided by the provisions described below under "--Limitation on Liens" or "--Limitation on Sale/Leaseback Transactions."

  Reference is made to the prospectus supplement for the following terms of the Offered Debt Securities:

  .  The title and aggregate principal amount of the Offered Debt Securities

  .  The date or dates on which the Offered Debt Securities will mature

  . The rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest or the method of determining such rate or rates

  . The date or dates from which such interest, if any, will accrue, the date or dates at which such interest, if any, will be payable and the record date or dates for the interest payable on any Offered Debt Securities on any interest payment date

  . The place or places at which and the manner in which the principal of, or premium or interest on, the Offered Debt Securities will be payable and the place or places at which the Offered Debt Securities may be surrendered for transfer or registration

  . The price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be offered

  . The terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision, and (if applicable) provisions relating to the assignment of our rights under the Indenture

  . Whether the Offered Debt Securities will be issued in fully registered form or in bearer form or any combination thereof

  . Whether the Offered Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in temporary global form or permanent global form

  .  The denominations in which the Offered Debt Securities will be issuable

  . If other than U.S. dollars, the currency or currencies or currency unit or units in which the Offered Debt Securities will be denominated and in which the principal of, and premium, if any, and interest on, the Offered Debt Securities will be payable

  . Whether, and the terms and conditions on which, we or a Holder may elect that payment of principal of, or premium or interest on, such Offered Debt Securities is to be made in a currency or currencies or currency unit or units other than that in which such Offered Debt Securities are denominated

  . If the amount of payments of principal of, or premium or interest on, the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined

  .  Information with respect to book-entry procedures, if any

  . If the Offered Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium or interest on, the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such foreign currency or currency unit

  . Any other specific terms of the Offered Debt Securities (which terms shall not be inconsistent with the provisions of the Indenture)

  Reference is also made to the prospectus supplement for information with respect to any additional covenants that may be included in the terms of the Offered Debt Securities. (Section 301)

  Offered Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount and may bear no interest or interest at a rate which at the time of issuance is below market rates. Any material United States federal income tax consequences and other special considerations applicable thereto will be described in the prospectus supplement.

  No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section
305)

  The Indenture and the Offered Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (Section 113)

  Limitation on Liens. The Indenture provides that we and our Subsidiaries will not issue, create, incur, assume or suffer to exist any Lien securing Debt on any property or asset without making effective provision whereby any and all debt securities of any series then or thereafter outstanding will be secured by a Lien equally and ratably with (or, at our option, prior to) any and all obligations thereby secured for so long as any such obligations shall be so secured. The foregoing restriction will not, however, apply to us and our Subsidiaries with respect to:

  (1) Liens existing on the date of the Indenture (or provided for in after-acquired property clauses under the terms of agreements existing on such date);

  (2) Liens on any property or other assets to secure Debt incurred for the purpose of:

      (a) financing all or any part of the consideration used to acquire such property or other assets and incurred prior to, at the time of, or within 12 months after, such acquisition or

      (b) financing all or any part of the cost of construction, improvement, development or expansion of such property or other assets including, without limitation, Liens to secure Debt incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue or development bond financing, which Liens extend solely to the property that is the subject thereof;

  (3) Liens on any property or other assets existing at the time of acquisition thereof by us or our Subsidiaries, including acquisition through merger, consolidation or the purchase of property or other assets, provided that such Liens do not extend to other property or our assets or the assets of our Subsidiaries;

  (4) Liens resulting from a judgment or award contested in good faith;

  (5) Liens to secure Debt issued or guaranteed by the United States or any state or any department, agency or instrumentality of the United States or any state, which Liens extend solely to the property that is the subject thereof;

  (6) Liens upon receivables and other assets or properties and the proceeds thereof that may be granted or arise in connection with the transfer, securitization or factoring of some or all of our and our Subsidiaries' receivables;

  (7) Liens that secure only Debt owing to us by a Subsidiary or by us to a Subsidiary or by a Subsidiary to another Subsidiary;

  (8) Liens required by any contract or statute in order to permit us or any of our Subsidiaries to perform any contract or subcontract made by it with or at the request of the United States, any State or any department, agency or instrumentality of either;

  (9) Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation;

  (10) Liens imposed by law, such as carriers', warehousemen's, landlords', materialmen's, repairmen's and mechanics' liens and other similar liens arising in the ordinary course of business;

  (11) Certain Liens for taxes, assessments or governmental charges or levies; and

  (12) Liens to secure Debt incurred to extend, refinance, renew, replace or refund (or successive extensions, refinancings, renewals, replacements or refundings) of any Debt secured by any Lien referred to in the foregoing clauses so long as the principal amount of such Debt so secured is not increased. (Section 1005)

  Notwithstanding the foregoing, we and our Subsidiaries may, without equally and ratably securing the debt securities of any series, issue, assume or guarantee Debt secured by Liens in addition to those permitted by the foregoing paragraph and renew, extend or replace such Liens, provided that the aggregate principal amount of Debt so secured by any such Lien plus any Attributable Debt (as defined below) does not at any one time exceed 15% of Consolidated Net Tangible Assets as shown on our balance sheet as of the end of the most recent fiscal quarter prior to the incurrence of the Debt for which a balance sheet is available.

  "Capitalized Lease Obligation" of any Person means any obligation that is required to be classified and accounted for as a capital lease on a balance sheet of such Person in accordance with generally accepted accounting principles. (Section 101)

  "Consolidated Net Tangible Assets" means the total amount of our assets and the assets of our Subsidiaries (less applicable reserves and other properly deductible items) on a consolidated basis after deducting therefrom: (1) all current liabilities (excluding any thereof which are by their terms extendable or renewable at the option of the obligor thereon to a time more than twelve months after the time as of which the amount thereof is being computed) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and other like intangible assets. (Section 101)

  "Debt" means (without duplication), with respect to us and our Subsidiaries,
(1) all of our obligations and the obligations of our Subsidiaries, whether evidenced by bonds, debentures, notes or other similar instruments, for repayment of borrowed money, provided, that if the Debt is nonrecourse, the amount of Debt shall be limited to the value of the assets securing the Debt,
(2) all of our and our Subsidiaries' Capitalized Lease Obligations, (3) all Debt of other Persons secured by a Lien on any of our or our Subsidiaries' assets, whether or not such Debt is assumed by us or our Subsidiaries, and (4) all Debt of other Persons guaranteed, directly or indirectly, by us or our Subsidiaries to the extent of such guarantee. (Section 101)

  "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, charge, security interest, assignment, encumbrance, conditional sale or other title retention agreement; provided, however, that Lien shall not include a trust established for the purpose of defeasing any Debt pursuant to the terms evidencing or providing for the issuance of such Debt if the assets of such trust are limited to cash and U.S. Government Obligations. (Section
101)

  "Senior Indebtedness" means our Debt that ranks at least equally with the debt securities. (Section 101)

  "Subsidiary" of a Person means (1) any corporation more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (2) any partnership or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned.

  For the purposes of this definition, securities or ownership interests "having ordinary voting power" means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency. (Section 101)

  Limitation on Sale/Leaseback Transactions. The Indenture provides that we and our Subsidiaries will not enter into any Sale/Leaseback Transaction with any Person (other than us and our Subsidiaries) unless either:

  (1) We and our Subsidiaries would be entitled to incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "--Limitation on Liens" above without equally and ratably securing the debt securities pursuant to such covenant;

  (2) After the date of the original issuance of the Offered Debt Securities and within a period commencing six months prior to the effective date of such Sale/Leaseback Transaction and ending six months thereafter, we or our Subsidiaries have expended or will expend for any property (including amounts expended for the acquisition thereof, and for additions, alterations, improvements and repairs thereto) an amount equal to all or a portion of the net proceeds received from such transaction and elect to designate such amount as a credit against the application of the restrictions set forth hereunder and under "--Limitation on Liens" to such transaction (with any such amount not being so designated to be applied as set forth in (3) below); or

  (3) We, during or immediately after the expiration of the six months after the effective date of any such Sale/Leaseback Transaction, apply to the voluntary defeasance or retirement of the debt securities of any series or any of our other Senior Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such transaction or the Attributable Debt as determined by us in an officer's certificate delivered to the Trustee at the time of entering into such transaction (in either case adjusted to reflect the remaining term of the lease and any amount utilized by us or our Subsidiaries as set forth in (2) above), less an amount equal to the principal amount of the debt securities of any series delivered within six months after the date of such arrangement to the Trustee for retirement and cancellation, excluding retirements of debt securities of any series or of any Senior Indebtedness pursuant to mandatory sinking fund or mandatory prepayment provisions or by payment at maturity. (Section
      1006)

  "Attributable Debt," when used in connection with a Sale/Leaseback Transaction, means, at the time of determination, the then present value of the total net amount of rent required to be paid under the lease in respect of such Sale/Leaseback Transaction during the remaining term thereof (including any period for which such lease has been extended) or until the earlier date on which the lessee may terminate such lease upon payment of a penalty or a lump-sum termination payment (in which case the total net rent shall include such penalty or termination payment), computed by discounting from the respective due dates to such dates such total net amount of rent at the actual interest factor included in such rent or implicit in the terms of the applicable Sale/Leaseback Transaction, as determined in good faith by us. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon the amount of sales or deliveries, maintenance and repair, insurance, taxes, assessments, water rates and similar charges. (Section 101)

  "Sale/Leaseback Transaction" means any arrangement with any Person providing for the leasing by us or our Subsidiaries, for a period of more than three years of any property or assets, which property or assets have been or are to be sold or transferred by us or our Subsidiaries to such Person in contemplation of such leasing. (Section 101)

  Events of Default. Unless otherwise provided in a prospectus supplement with respect to any series of debt securities, the following shall constitute Events of Default under the Indenture with respect to the debt securities of such series issued under such Indenture:

  (1) Failure to pay principal of, or premium, if any, on, any debt security of such series when due at final maturity;

  (2) Failure to pay any interim principal payment or any interest on any debt security of such series when due, and continuance of such default for a period of 30 days;

  (3) Failure to deposit any mandatory sinking fund payment or analogous obligation, when due, in respect of the debt securities of such series, and continuance of such default for a period of 30 days;

  (4) Failure to observe or perform any other covenant in the Indenture (other than a covenant included in the Indenture for the benefit of a series of debt securities other than such series), continued for a period of 60 days after written notice of such failure as provided in the Indenture;

  (5) Certain events of bankruptcy, insolvency or reorganization;

  (6) Failure to pay at final maturity, or upon the declaration of acceleration of payment of, our or our Subsidiaries' Debt for borrowed money (other than a failure to pay being contested in good faith by us or our Subsidiaries with respect to Debt consisting of an obligation to pay all or part of the acquisition consideration of an acquired business or asset) of $10 million or more (whether the Debt now exists or is hereafter created) as a result of the occurrence of one or more events of default as defined in any mortgages, indentures or instruments under which such Debt may have been issued or by which such Debt may have been secured, and the failure to pay is not cured or the acceleration is not rescinded, annulled or cured, in any case prior to the expiration of 30 days after the date the failure to pay or acceleration occurred; and

  (7) Any other Event of Default as may be specified with respect to debt securities of such series. (Section 501)

  If an Event of Default (except for an Event of Default described in clause
(5) above) with respect to any outstanding series of debt securities occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding debt securities of such series may declare the unpaid principal amount (or, if the debt securities of that series are discounted debt securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of the applicable series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default with respect to debt securities of any series at any time outstanding described in clause (5) above occurs and is continuing, then the principal amount of all the debt securities of such series will be immediately due and payable without any act on the part of the Trustee or any Holder. At any time after a declaration or occurrence of acceleration has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the outstanding debt securities of such series may, under certain circumstances, rescind and annul such acceleration and its consequences; provided that no such rescission or annulment shall extend to or otherwise affect any subsequent default or impair any right consequent thereon. (Section 502) Depending on the terms of our other indebtedness outstanding from time to time, an Event of Default under the Indenture may give rise to cross defaults on such other indebtedness.

  The Indenture provides that the Trustee will, within 90 days after the occurrence of a default (defined herein) in respect of any series of debt securities, give to the Holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of, or premium, if any, or any interest on, or any sinking fund installment with respect to, any debt securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the debt securities of such series; and provided, further, that such notice shall not be given until at least 30 days after the occurrence of a default in the performance, or breach, of any covenant or warranty under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any debt securities of such series. For the purpose of this provision, "default" with respect to debt securities of any series means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the debt securities of such series. (Section 602)

  The Holders of a majority in principal amount of the outstanding debt securities of any series (or, in certain cases, all outstanding debt securities under the Indenture) have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of such series (or of all outstanding debt securities under the Indenture). (Section 511) The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. (Section 601) Subject to such provisions, the

Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the debt securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction. (Section 603)

  The Holders of a majority in principal amount of the outstanding debt securities of any series (or, in certain cases, all debt securities outstanding under the Indenture) may, on behalf of the Holders of all debt securities of such series (or of all debt securities outstanding under the Indenture), waive any past default under the Indenture, except a default in the payment of the principal of, or premium, if any, or interest on any debt security or in respect of a provision, which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding debt security affected. (Section 512) The Holders of a majority in principal amount of the outstanding debt securities affected thereby may, on behalf of the Holders of all such debt securities, waive compliance by us with certain restrictive provisions of the Indenture. (Section 1008)

  We are required to furnish to the Trustee annually a statement as to our performance of certain of our obligations under the Indenture and as to any default in such performance. (Section 1007)

  Modification of the Indenture. Modifications of and amendments to the Indenture may be made by us and the Trustee with the consent of the Holders of a majority in principal amount of the outstanding debt securities under the Indenture affected thereby; provided, however, that, without the consent of the Holder of each outstanding debt security affected, no such modification or amendment may:

  (1) Change the Stated Maturity date of the principal of, or any installment of principal of or interest on, any debt security;

  (2) Reduce the principal amount of, or the premium, if any, or interest on, any debt security;

  (3) Change the place of payment where, or the coin, currency or currencies, or currency unit or units of payment in which, any principal of, or premium, if any, or interest on, any debt security is payable;

  (4) Alter the method of computation of any amount payable on redemption, repayment or purchase, if any;

  (5) Impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

  (6) Reduce the percentage in principal amount of outstanding debt securities the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The Indenture provides that we and the Trustee may, without the consent of any Holders of debt securities, enter into supplemental indentures in order to:

  (1) Add to our covenants or add additional Events of Default for the protection of the Holders of the debt securities;

  (2) Establish the form or terms of debt securities of any series;

  (3) Evidence the acceptance of appointment by a successor trustee;

  (4) Secure debt securities of any series;

  (5) Evidence the assumption by a successor Person of our obligations;

  (6) Cure ambiguities or inconsistencies in the Indenture, provided that action to cure ambiguities or inconsistencies shall not adversely affect the interests of the Holders of the debt securities. (Section
      901)

  Limitations on Mergers, Consolidations and Sale of Assets. The Indenture provides that we will not consolidate with or merge into any Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of our assets to any Person, unless:

  (1) The Person formed by or surviving such consolidation or merger (if other than us), to which such sale, lease, conveyance, transfer or other disposition shall be made (collectively, the "Successor"), is a corporation, partnership or trust organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of our obligations under the Indenture and the debt securities;

  (2) Immediately after giving effect to such transaction and treating any Debt that becomes an obligation of us or our Subsidiaries as a result thereof as having been incurred by us or our Subsidiaries at the time of such transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

  (3) If, as a result of such transaction, our property or assets or those of our Subsidiaries would become subject to a Lien prohibited by the provisions described under "--Limitation on Liens," we or our Successor shall have secured the debt securities as required by that covenant; and

  (4) We shall have delivered to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that such merger, consolidation, sale or conveyance and such supplemental indenture, if any, complies with the Indenture. (Section 801)

Upon any such consolidation, merger or asset transfer, the Successor shall be substituted for us, and, thereafter (except in the case of a lease) we shall be relieved of all obligations and covenants under the Indenture and the debt securities. (Section 802)

  Discharge and Defeasance. We may terminate our obligations under the Indenture, other than our obligation to pay the principal of, and premium, if any, and interest on the debt securities of any series and certain other obligations, if we:

  (1) Irrevocably deposit or cause to be irrevocably deposited with the Trustee as trust funds (a) cash or (b) U.S. Government Obligations, or
      (c) a combination of cash and U.S. Government Obligations, maturing as to principal and interest in such amounts and at such times as will be sufficient to pay the principal of, any premium on, any interest on, and any mandatory sinking fund payments in respect of, all outstanding debt securities of such series on the Stated Maturity of such payments or on any Redemption Date;

  (2) Deliver to the Trustee an Opinion of Counsel to the effect that the Holders of debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, satisfaction and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such deposit, satisfaction and discharge had not occurred; and

  (3) Comply with any additional conditions specified to be applicable with respect to the covenant defeasance of debt securities of such series. (Section 401)

  The terms of any series of debt securities may also provide for legal defeasance. In such case, if we:

  (1) Irrevocably deposit, or cause to be irrevocably deposited, (a) cash or
      (b) U.S. Government Obligations or (c) a combination thereof as described above;

  (2) Deliver to the Trustee the Opinion of Counsel as described above, except that the opinion must state that it is based on a ruling by the Internal Revenue Service or other change since the date of the Indenture under applicable Federal income tax law;

  (3) Make a request to the Trustee to be discharged from our obligations on the debt securities of such series; and

  (4) Comply with any additional conditions specified to be applicable with respect to legal defeasance of debt securities of such series;

then we shall be deemed to have paid and discharged the entire indebtedness on all the outstanding debt securities of such series, and our obligations under the Indenture and the debt securities of such series to pay the principal of, and premium, if any, and interest on the debt securities of such series shall cease, terminate and be completely discharged, and the Holders thereof shall thereafter be entitled only to payment out of the cash or U.S. Government Obligations deposited with the Trustee as aforesaid, unless our obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 403 and 404)

  Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the Holders of any series of debt securities:

  (1) Rights of registration of transfer and exchange of debt securities of such series;

  (2) Rights of substitution of mutilated, defaced, destroyed, lost or stolen debt securities of such series, if applicable;

  (3) Rights of Holders of debt securities of such series to receive payments of principal thereof and premium and interest, if any, thereon when due and to receive mandatory sinking fund payments, if any, thereon when due from the trust funds held by the Trustee;

  (4) The rights, obligations, duties and immunities of the Trustee;

  (5) The rights of holders of debt securities of such series as beneficiaries with respect to property deposited with the Trustee payable to all or any of them; and

  (6) Our obligations to maintain an office or agency in respect of debt securities of such series.

  "U.S. Government Obligations" is defined in the Indenture as direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof. (Section 101)

  Form, Exchange, Registration and Transfer. Debt securities are issuable in definitive form as Registered Debt Securities, as Bearer Debt Securities or both. (Section 301) Reference is made to the prospectus supplement for the terms relating to the form, exchange, registration and transfer of Bearer Debt Securities (which may be more or less restrictive than terms described herein for Registered Debt Securities) and debt securities issuable in temporary or permanent global forms.

  Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. (Section 305)

  Registered Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar in accordance with the terms of the Indenture. We have appointed the Trustee as Security Registrar. (Section 305) If a prospectus supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if debt securities of a series are issuable solely as Registered Debt Securities, we will be required to maintain a transfer agent in each Place of Payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities. (Section 1002)

  In the event of any redemption in part, we shall not be required to:

  (1) Issue, register the transfer of, or exchange Registered Debt Securities of any series during a period beginning at the opening of business 15 days prior to the mailing of a notice of redemption and ending on the close of business on the day of mailing of the relevant notice of redemption; or

  (2) Register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part. (Section 305)

  Payment and Paying Agents. Unless otherwise indicated in an applicable prospectus supplement, payment of principal of and any premium and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as we may designate from time to time, except that, at our option, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Registered Debt Securities will be made to the Person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

  Unless otherwise indicated in an applicable prospectus supplement, the Corporate Trust Office of the Trustee in New York, New York, will be designated by us as a Paying Agent for payments with respect to debt securities which are issuable solely as Registered Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

  All moneys paid by us to a Paying Agent for the payment of principal of and any premium or interest on any debt security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to us, and the Holder of such debt security or any coupon will thereafter look only to us for payment thereof. (Section 1003)

  Global Securities. The Offered Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be issued to and registered in the name of the depositary (the "Depositary") identified in the prospectus supplement, or its nominee, relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until a Global Security is exchanged in whole or in part for the individual debt securities represented thereby, such Global Security may not be transferred except as a whole by the Depositary to its nominee, or by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary. (Section 204)

  The specific terms of the depositary arrangement with respect to a series of Offered Debt Securities will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such Global Security to the accounts of persons that have accounts with the Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary ("Participants") or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons other than Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary or its nominee is the registered owner of a Global Security, such registered owner will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Payments of principal of and premium, if any, and interest, if any, on debt securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of us, the Trustee, any Paying Agent or the Security Registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  We expect that the Depositary or its nominee, immediately upon receipt of any payment of principal, premium or interest in respect of a Global Security, will credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. We also expect that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the sole responsibility of such Participants.

  We have no control over the practices of the Depositary or the Participants, and there can be no assurance that these practices will not be changed. If the Depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us by the effective date of the resignation of the Depositary, we will issue individual debt securities of such series in exchange for the Global Security representing such series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine not to have any debt securities of a series represented by one or more Global Securities and, in such event, will issue individual debt securities of such series in exchange for the Global Security representing such series of debt securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual debt securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such debt securities registered in its name. Individual debt securities of such series so issued will be issued in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof.

  Meetings. The Indenture contains provisions for convening meetings of the Holders of debt securities of a series. (Section 1301) A meeting may be called at any time by the Trustee, and also, upon request, by us or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as described under "--Notices" below. (Section 1302) Except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "--Modification of the Indenture" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "--Modification of the Indenture" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority in principal amount of the Outstanding Debt Securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Subject to the proviso set forth above, any resolution passed or decision taken at any meeting of Holders of debt securities of any series duly held in accordance with the Indenture will be binding on all Holders of debt securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series. (Section 1304)

  Notices. Notices to Holders of Registered Debt Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (Section 107)

  The Trustee. The Indenture contains certain limitations on the right of the Trustee, as our creditor, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. (Section 613) The Trustee is permitted to engage in other transactions, except that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign. (Section 608)

  The Trustee may make loans to us and our Subsidiaries and affiliates from time to time in the ordinary course of business and at prevailing interest rates. In addition, the Trustee may from time to time serve as a depositary of funds of, and perform other services for, us and our Subsidiaries and affiliates.

                              PLAN OF DISTRIBUTION

  We and the selling shareholders may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. The prospectus supplement relating to such securities will set forth the terms of the offering, including the name or names of any underwriters, the purchase price and proceeds to us from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

  Securities may be distributed from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The applicable prospectus supplement will describe the method of distribution.

  If underwriters are used in the sale, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters without a syndicate. If an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

  If a dealer is used in an offering of securities, we or the selling shareholders will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by the dealer at the time of sale. The terms of the transaction will be set forth in the applicable prospectus supplement.

  Commissions payable by us or the selling shareholders to any agent involved in the offer or sale of securities (or the method by which such commissions may be determined) will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis.

  If so indicated in the prospectus supplement, we or the selling shareholders will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us or the selling shareholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable by us or the selling shareholders for solicitation of such contracts.

  Dealers and agents named in a prospectus supplement may be deemed to be underwriters of the securities within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us or the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us or the selling shareholders in the ordinary course of business.

  Except for our class A common stock, which is currently traded on the Nasdaq National Market, each series of securities will be a new issue of securities with no established trading market. Any underwriters to whom securities are sold may make a market in such securities, but will not be obligated to do so and may discontinue their market making activities at any time. Accordingly, there can be no assurance that a secondary market will be created for any of the securities or that any market created will continue.

                                 LEGAL MATTERS

  The validity of the securities will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

  Our consolidated balance sheets as of October 31, 1996 and 1997 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997, and the financial statement schedule incorporated by reference in this registration statement, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports with respect thereto, which are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

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Prospective investors may rely only on the information contained in this prospectus supplement and the accompanying base prospectus. Neither Stewart Enterprises, Inc. nor the Underwriters have authorized anyone to provide prospective investors with different or additional information. This prospectus supplement and the accompanying base prospectus is not an offer to sell, nor is either seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the base prospectus is correct only as of the date of this prospectus supplement, regardless of the time of the delivery of this prospectus supplement and base prospectus or any sale of these securities.

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                               TABLE OF CONTENTS

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
                                                                            Page
                                                                            ----
                           Prospectus Supplement

Prospectus Supplement Summary..............................................  S-3
Use of Proceeds............................................................  S-8
Price Range of Common Stock and Dividend Policy............................  S-9
Capitalization............................................................. S-10
Business................................................................... S-11
Selling Shareholder........................................................ S-18
Underwriting............................................................... S-19
Legal Matters.............................................................. S-20

                                Prospectus

Where You Can Find More Information........................................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Selling Shareholders.......................................................    3
Ratio of Earnings to Fixed Charges.........................................    4
Description of Class A Common Stock........................................    5
Description of Preferred Stock.............................................    5
Description of Debt Securities.............................................    6
Plan of Distribution.......................................................   17
Legal Matters..............................................................   18
Experts....................................................................   18


                  [LOGO OF STEWART ENTERPRISES APPEARS HERE]

                                    Stewart

                                 Enterprises,

                                     Inc.

                               12,500,000 Shares
                             Class A Common Stock

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                           Bear, Stearns & Co. Inc.

                              Merrill Lynch & Co.

                            Johnson Rice & Company
                                    L.L.C.

                               January 27, 1999


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